January 14, 2016

VIA EDGAR AND U.S. MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Martin James, Senior Assistant Chief Accountant, Office of Electronics and Machinery

Re: SunPower Corporation
Form 10-K for the Fiscal Year Ended December 28, 2014
Filed February 24, 2015
File No. 001-34166

Dear Mr. James:

This letter responds to the comments (the “Comment Letter”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated December 22, 2015 to SunPower Corporation (the “Company”) regarding the above-referenced Form 10-K for the fiscal year ended December 28, 2014. Ryan Fletcher, Director and Controller, Financial Reporting, Technical Accounting and Stock Plan Services, spoke with Lynn Dicker, Senior Accountant, on December 23, 2015 to communicate our request for additional time to respond to the Comment Letter, and Ms. Dicker advised that the Company should provide its response no later than January 15, 2016.

The Staff’s comments are copied below in bold typeface in the same order as set forth in the Comment Letter, with each comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 28, 2014

Item 1. Business

Solutions and Services

Operations and Maintenance, page 7

1.
In future filings please revise this section to describe the specific activities associated with operations and maintenance services. Please also describe the terms and provisions of and potential remedies under the accompanying warranties and guarantees, including liquidated damages, you offer in connection with those services.

The Company advises the Staff that in future filings we will revise this section to incorporate disclosure substantially similar to the following:

Solutions and Services
Operations and Maintenance

Our solar power systems are designed to generate electricity over a system life typically exceeding 25 years. We offer our customers various levels of post-installation operations and maintenance services with the objective of optimizing our customers' electrical energy production over the life of the system. The terms and conditions of post-installation operations and maintenance services may provide for remote monitoring of the system production and performance, including providing performance reports, preventative maintenance, including solar module cleanings, corrective maintenance, and rapid-response outage restoration, including repair or replacement of all system components covered under warranty or major maintenance agreements.

We incorporate leading information technology platforms to facilitate the management of our solar power systems operating worldwide. Real-time flow of data from our customers' sites is aggregated centrally where an engine applies advanced solar specific algorithms to detect and report potential performance issues. Our work management system routes any anomalies to the appropriate responders to help ensure timely resolution. Our performance model, PVSim, was developed over the last 20 years and has been audited by independent engineers. Solar panel performance coefficients are established through independent third-party testing. The SunPower Monitoring System also provides customers real-time performance status of their solar power system, with access to historical or daily system performance data through our customer website (www.sunpowermonitor.com). The SunPower Monitoring System is available through applications on Apple® and Android™ devices. Some customers choose to install "digital signs" or kiosks to display system performance information from the lobby of their facility. We believe these displays enhance our brand and educate the public and prospective customers about solar power.

We typically provide a system output performance warranty, separate from our standard solar panel product warranty, to customers that have subscribed to our post-installation operations and maintenance services. The system output performance warranty expires upon termination of the post-installation operations and maintenance services related to the system. In connection with system output performance warranties, we agree to pay liquidated damages in the event the system does not perform to the stated specifications, with certain exclusions. The warranty excludes system output shortfalls attributable to force majeure events, customer curtailment, irregular weather, and other similar factors. In the event that the system output falls below the warrantied performance level during the applicable warranty period, and provided that the shortfall is not caused by a factor that is excluded from the performance warranty, the warranty provides that SunPower will pay the customer an amount based on the value of the shortfall of energy produced relative to the applicable warrantied performance level. For leased systems, we provide a system output performance warranty with similar terms and conditions as that for non-leased systems.

We calculate our expectation of system output performance based on a particular system’s design specifications, including the type of panels used, the type of inverters used, site irradiation measures derived from historical weather data, our historical experience as a manufacturer, EPC services provider, and project developer as well as other unique design considerations such as system shading. The warrantied system output performance level varies by system depending on the characteristics of the system and the negotiated agreement with the customer, and the level declines over time to account for the expected degradation of the system. Actual system output is typically measured annually for purposes of determining whether warrantied performance levels have been met.

Our primary remedy for the system output performance warranty is our ongoing operations and maintenance services which enable us to quickly identify and remediate potential issues before they have a significant impact on system performance. We also have remedies in the form of our standard product warranties and third-party original equipment manufacturer (“OEM”) warranties that cover certain components, such as inverters, to prevent potential losses under our system output performance warranties or to minimize further losses.

In addition, in future filings we will revise Item 1 to incorporate disclosure substantially similar to the following:

Solar Power Components
Warranties

SunPower provides a 25-year standard solar panel product warranty for defects in materials and workmanship. The solar panel product warranty also warrants that the panel will provide 95% of the panel’s minimum peak power rating for the first five years, declining due to expected degradation by no more than 0.4% per year for the following 20 years, such that the power output at the end of year 25 will be at least 87% of the panel’s minimum peak power rating. Our warranty provides that we will repair or replace any defective solar panels during the warranty period. We also pass through long-term warranties from the original equipment manufacturers of certain system components to customers for periods ranging from five to 20 years. In addition, we generally warrant our workmanship on installed systems for periods ranging up to 25 years.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 50

2.
For warranties and guarantees offered under projects accounted for under ASC 360-20, in future filings please revise this section to describe the basis for your determination that the warranties and guarantees, including liquidated damages, are not prohibited continuing involvement. The disclosure should also address warranties and guarantees, including liquidated damages, under O&M arrangements associated with projects accounted for under ASC 360-20.

The Company advises the Staff that in future filings we will revise this section to incorporate disclosure substantially similar to the following:

Development Projects

We develop and sell solar power plants which generally include the sale or lease of related real estate. Revenue recognition for these solar power plants require adherence to specific guidance for real estate sales, which provides that if we execute a sale of land in conjunction with an EPC contract requiring the future development of the property, we recognize revenue and the corresponding costs under the full accrual method when all of the following requirements are met: the sale is consummated, the buyer's initial and any continuing investments are adequate, the resulting receivables are not subject to subordination, the future costs to develop the property can be reasonably estimated, we have transferred the customary risk and rewards of ownership to the buyer, and we do not have prohibited continuing involvement with the property. In general, a sale is consummated upon the execution of an agreement documenting the terms of the sale and receipt of a minimum initial payment by the buyer to substantiate the transfer of risk to the buyer. Depending on the value of the initial and continuing investment of the buyer, and provided the recovery of the costs of the solar power plant are assured if the buyer defaults, we may defer revenue and profit during construction by aligning our revenue recognition and release of deferred project costs to cost of sales with the receipt of payment from the buyer. At the time we have unconditionally received payment from the buyer, revenue is recognized and deferred project costs are released to cost of sales at the same rate of profit estimated throughout the construction of the project.

We have determined that our standard product and workmanship warranties do not represent prohibited forms of continuing involvement that would otherwise preclude revenue recognition as these warranties do not result in the retention of substantial risks or rewards of ownership or result in a seller guarantee as described in real estate accounting guidance. Similarly, we have determined that when we provide post-installation monitoring and maintenance services and associated system output performance warranties to customers of projects that include the sale or lease of real estate, these are not forms of prohibited continuing involvement since the terms and conditions of the post-installation monitoring and maintenance services are commensurate with market rates, control over the right to terminate the post-installation monitoring and maintenance contract and associated system output performance warranties rests with the customer since the customer has the right to terminate for convenience, and the terms and conditions for the system output performance warranties do not result in any additional services or efforts by us or in the retention of ownership risks outside of our control.

3.
Under the discussion of warranty reserves on page 52, in future filings, please expand to describe the accounting for potential liabilities arising from system energy performance testing and O&M related warranties and guarantees, including liquidated damages. Also, describe the nature of significant assumptions impacting potential liabilities and their susceptibility to variability, where the impact of variability could be material.

The Company advises the Staff that in future filings we will revise this section to incorporate disclosure substantially similar to the following:

Warranty Reserves

We generally provide a 25-year standard warranty for our solar panels that we manufacture for defects in materials and workmanship. The warranty provides that we will repair or replace any defective solar panels during the warranty period. In addition, we pass through to customers long-term warranties from the original equipment manufacturers of certain system components, such as inverters. Warranties of 25 years from solar panel suppliers are standard in the solar industry, while certain system components carry warranty periods ranging from five to 20 years.

In addition, we generally warrant our workmanship on installed systems for periods ranging up to 25 years and also provide a separate system output performance warranty to customers that have subscribed to our post-installation monitoring and maintenance services which expires upon termination of the post-installation monitoring and maintenance services related to the system. The warrantied system output performance level varies by system depending on the characteristics of the system and the negotiated agreement with the customer, and the level declines over time to account for the expected degradation of the system. Actual system output is typically measured annually for purposes of determining whether warrantied performance levels have been met. The warranty excludes system output shortfalls attributable to force majeure events, customer curtailment, irregular weather, and other similar factors. In the event that the system output falls below the warrantied performance level during the applicable warranty period, and provided that the shortfall is not caused by a factor that is excluded from the performance warranty, the warranty provides that we will pay the customer a liquidated damage based on the value of the shortfall of energy produced relative to the applicable warrantied performance level.

We maintain reserves to cover the expected costs that could result from these warranties. Our expected costs are generally in the form of product replacement or repair. Warranty reserves are based on our best estimate of such costs and are recognized as a cost of revenue. We continuously monitor product returns for warranty failures and maintain a reserve for the related warranty expenses based on various factors including historical warranty claims, results of accelerated lab testing, field monitoring, vendor reliability estimates, and data on industry averages for similar products. Due to the potential for variability in these underlying factors, the difference between our estimated costs and our actual costs could be material to our consolidated financial statements. If actual product failure rates or the frequency or severity of reported claims differ from our estimates or if there are delays in our responsiveness to outages, we may be required to revise our estimated warranty liability. Historically, warranty costs have been within management’s expectations.

Item 8. Financial Statements and Supplementary Data

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 87

4.	Please describe to us the activities you perform under your post-installation monitoring and maintenance (O&M) arrangements.

The Company advises the Staff that activities performed under post-installation monitoring and maintenance arrangements will vary depending on the level of service requested by the customer. Typical activities can include:

•	remote monitoring of the system production and performance, including providing reports of maintenance activities and system performance and remote troubleshooting of system issues;

•	preventative maintenance for the system including visual inspection of major system components, calibrations, solar module cleanings, and verification testing of parts as per OEM provided guidelines;

•	corrective maintenance activities including inverter and data acquisition system resets; and

•	rapid-response outage restoration, including repair or replacement of all system components covered under warranty or major maintenance agreements.

Our underlying services contracts have stated contract lengths that are shorter than the expected life of the system and generally provide customers with the option to renew or to terminate for convenience. Accordingly, the duration of our post-installation operations and maintenance service period is within the customer’s control. A very limited number of our systems sales do not include post-installation operations and maintenance services. We also provide post-installation monitoring and maintenance services for third-party systems to a limited number of customers with terms and conditions similar to those provided to customers in connection with the sale of our own solar systems.

5.	Tell us whether there are any contractual limitations on your system output performance warranties.

The Company advises the Staff that contractual limitations typically exist in our system output performance warranty arrangements with customers if:

•	a material portion of the components of the system fails and the manufacturer of such components refuses or otherwise fails to honor its corresponding warranty;

•
there is any failure of the system to perform caused by legislative, administrative or executive action, regulation or order of any federal, state or local government, local utility or public utilities commission;

•	there is any change in the usage of or structures on the site or buildings at or near the site, which causes additional sharing, soiling or otherwise reduced performance of the system;

•	a weather adjustment to reconcile the expected solar production during a typical weather year with the actual meteorological conditions that are measured at the site;

•
a customer fails to uphold its responsibilities: these typically include to not terminate the associated post-installation monitoring and maintenance arrangement with the Company, allow reasonable access to the Company’s personnel for its performance under the arrangement, ensure that the customer-designated contacts have the capability to resolve any failures and to not modify, alter, service, repair the system or wiring without the Company’s prior written approval;

•
force majeure events: these typically include acts of God, terrorism, labor actions or disputes (national or regional), fire or other casualty to the extent not caused by a breach of the warranty, access to the site due to any temporary or permanent quarantines imposed by governmental authorities, access to the site structures or activities on neighboring sites or facilities that are beyond the control of either party, network disturbance or outage, customer-required outage or for customer-approved major maintenance work.

6.
Tell us how the guarantees under the system output performance warranty are determined. We note from your response to comment 3 that it appears that the company may be required to pay the customer for any shortfall. In responding to our comment, please address the following:

•	Explain how system output performance is measured.

•	Describe how any shortfall payment would be calculated.

•	Clarify whether the warrantied energy output level is a known amount at an arrangement’s inception or whether it varies depending on certain specified conditions.

•
Describe the types of shortfall factors included and excluded from protection under the “system output performance warranty.” Tell us whether protection is provided related to any factors that are outside of the company’s control.

•	Tell us whether there are any contractual limitations on this guarantee.

The Company advises the Staff that it relies on its proprietary photovoltaic simulation software, PVSim, as further described in the Company’s response to the Staff’s first question above, to produce its best estimate of the system energy production at the inception of the system output performance warranty arrangement. In connection with this estimate, the terms of the system output performance warranty are typically negotiated with each customer at the inception of the contract, with the final warrantied amount subsequently adjusted as described below. Key factors that affect the system output performance warranty include the warrantied energy production, the true-up period, the payout rate and the mechanism to determine actual system output:

•
The warrantied energy production. The arrangement includes the estimated production, typically expressed in kilowatt hours (kWh) of energy, per true-up period based on the PVSim model. The Company and its customer then agree on a percentage of this estimated production that will be covered by the warranty. For example, if the estimated production is 100 kWh and the agreed-upon warrantied percentage is 95%, the warrantied production is 95 kWh. The warrantied production is subsequently adjusted as described below.

•	The true-up period. This is the time period over which the system output performance warranty is measured. The most common true-up period is on an annual basis.

•
The payout rate. This is the rate, in dollars per kWh, that the Company pays the customer for any shortfall under the warranty for a given true-up period. This rate is typically negotiated at the inception of, and incorporated into, the contract.

•
The mechanism to determine actual system output. The Company and its customer agree upon the method by which actual system output will be measured. Typically, the Company installs equipment at the system location to capture production data, along with other relevant information, such as meteorological data.

At the end of each true-up period, the warrantied energy production is adjusted for weather, typically by comparing the expected meteorological conditions in PVSim to actual conditions, and may be adjusted for other excluded shortfall factors as further described in the Company’s response to the Staff’s fifth question above. Subsequent to these adjustments, if actual system output is less than the warrantied energy production, the Company pays its customer a liquidated damage equal to the shortfall of actual system output compared to warrantied energy production multiplied by the payout rate.

The contractual limitations in the Company’s system output performance warranties are described in the Company’s response to the Staff’s fifth question above. As a result of these limitations, the Company does not believe that it provides protection for any factors that are outside of the Company’s control, nor does it provide cash flow guarantees.

7.	Please quantify and describe for us any history of liquidated damages paid under your various warranty and guarantee offerings.

The Company advises the Staff that the Company’s history of warranty claims is included in Note 9 to the Consolidated Financial Statements under the header “Product Warranties.” The primary form of these liquidated damages are product replacement or repair, and the Company has not incurred a material amount of liquidated damages in the form of cash under its various offerings. For example, in connection with system output performance warranties, as of the fiscal year ended December 28, 2014 the Company paid a cumulative total of $32,000 for contracts accounted for under ASC 360-20.

8.	For system sales arrangements accounted for under ASC 360-20 please confirm to us that there are no repurchase options.

The Company advises the Staff that, consistent with the Company’s responses to the Staff’s fourth and fifth questions in the letter dated October 23, 2015, the Company confirms that during the fiscal year ended December 28, 2014, the only arrangements accounted for under ASC 360-20 which contained repurchase options were sale-leaseback transactions accounted for under the financing method, for which the Company recognizes revenue and profit associated with the sale of electricity based on the operation of the solar system.

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of its disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to your request and we thank you for your attention to this matter. Should you have any questions concerning the foregoing, please address them to the undersigned at (408) 457-2333.

Regards,

/S/ CHARLES D. BOYNTON
Charles D. Boynton
Executive Vice President and Chief Financial Officer

cc:    Lisa Bodensteiner, Executive Vice President, General Counsel and Corporate Secretary, SunPower Corporation
Jeff Lang, Partner, Ernst & Young LLP